Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	(In thousands, except ratio computation)
Pretax income before adjustment for noncontrolling interest	$14,001	$34,635	$54,265	$52,145

Add back:
Fixed charges	11,430	11,099	34,617	32,388
Distributed income of equity investees	113	509	1,685	9,583
Deduct:
Equity in earnings of equity investees	(119)	(13,977)	(337)	(16,972)
Capitalized interest	(238)	(566)	(640)	(1,054)
Earnings as Defined	$25,187	$31,700	$89,590	$76,090

Fixed Charges
Interest expense including amortization of deferred financing fees	$11,140	$10,480	$33,818	$31,171
Capitalized interest	238	566	640	1,054
Interest portion of rent expense	52	53	159	163
Fixed Charges	11,430	11,099	34,617	32,388
Preferred share dividends	1,675	1,675	5,026	5,162
Combined Fixed Charges and Preferred Dividends	$13,105	$12,774	$39,643	$37,550

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.92	2.48	2.26	2.03